CANADA SOUTHERN PETROLEUM LTD.

News Release

CANADA SOUTHERN DOUBLES RESERVE VALUE

Calgary, Alberta, February 17, 2006 – Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ:CSPLF) (TSX:CSW) announces its 2005 year end reserves based on information from its independent engineering reserve report as of December 31, 2005.

HIGHLIGHTS

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Total proved plus probable reserves increased 39% year-over-year from 1,642 Mboe to 2,275 Mboe

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The Company replaced production by 2.5 times through discoveries, extensions and revisions

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Present value of proved plus probable reserves (discounted at ten percent before tax) more than doubled from $23.5 million a year ago to $49.9 million

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Proved plus probable reserves are 95% natural gas

Reserve Additions

Reserves were added as a result of successful drilling during the year at Kotaneelee in the Yukon and Buick Creek and Mike/Hazel in northeast British Columbia.  The related increase in value results from a combination of these reserve additions and increased commodity prices.

Independence

The Company’s reserve estimates are independently evaluated by GLJ Petroleum Consultants (formerly Gilbert Laustsen Jung Associates Ltd.) and were prepared in accordance with Canadian National Instrument 51-101 (“NI 51-101”).

Under NI 51-101, proved reserves are defined as having a 90% probability that the volumes recovered will actually be equal to or exceed the proved reserve estimates. Proved plus probable reserves are defined as having a 50% probability that they will exceed the reserves estimated.

Under NI 51-101, no proved or probable reserves or values can currently be assigned to our interests in the Arctic Islands until such time as the tie-in or transportation of the natural resource becomes economical.

Arctic Island Gas Resources

We believe that our Sverdrup Basin gas including our interests in the Hecla and Drake Point discoveries on the Sabine Peninsula of Melville Island is a long term resource which may ultimately represent a significant asset to Canada Southern.  The Company expects that development and transportation of Arctic Island gas could follow development of the Mackenzie Delta resources in Northern Canada.

The summary of our Company interest reserves as shown below is estimated before royalty burdens and is based on forecast prices and costs.

	Natural Gas (Mmcf)	Natural Gas Liquids (Mbbl)	Crude Oil (Mbbl)	Total (Mboe)	Net Present Values Before Income Tax ($000’s) Discounted at
					0%	5%	10%

Proved
Developed Producing	8,006	55	2	1,391	$ 42,604	$ 37,785	$ 34,444
Developed Non-Producing	1,530	28	1	284	6,930	6,104	5,452
Undeveloped	90	2	-	17	290	251	219
Total Proved	9,626	85	3	1,692	49,824	44,140	40,115
Probable	3,355	23	1	583	15,527	11,939	9,851
Total Proved Plus Probable	12,981	108	4	2,275	$ 65,351	$ 56,079	$ 49,966

The net present value before income tax above may be different from the fair market value of our reserves.  A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of 6,000 cubic feet to 1 boe, may be misleading, particularly if used in isolation.  A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

A detailed presentation of the results will be provided with the Annual Information Form which will be filed in the latter part of March.

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Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF,” and on the Toronto Stock Exchange under the symbol “CSW”.  The Company has 14,496,165 shares outstanding.

This document may contain certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2004 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

For further information contact: John W. A. McDonald, President and Chief Executive Officer, at (403) 269-7741.